UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70770

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NuOrion Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

495 Brickell Avenue - Suite 2101
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Guy Phillips	(917) 859-7268	guy.phillips@nuorioncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

3111 N. University Drive, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NuOrion Capital, LLC

Financial Statement and Report of Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
September 30, 2025

	Page(s)
Letter of Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 5

OATH OR AFFIRMATION

I, Guy Phillips_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NuOrion Capital, LLC_____, as of September 30_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of **NuOrion Capital, LLC**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **NuOrion Capital, LLC** as of September 30, 2025 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **NuOrion Capital, LLC** as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **NuOrion Capital, LLC's** management. Our responsibility is to express an opinion on **NuOrion Capital, LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **NuOrion Capital, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **NuOrion Capital, LLC's** auditor since 2023.
Coral Springs, Florida
November 21, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

NUORION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2025

Assets		
Cash	$	248,748
Other assets		743
Total Assets	$	249,491
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	16,380
Total Liabilities	$	16,380
Commitments and Contingencies (See Note 3)		
Member's Equity	$	233,111
Total Liabilities and Member's Equity	$	249,491

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

NuOrion Capital, LLC, (the "Company"), a Delaware limited liability company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the following types of business: private placement of securities and mergers and acquisitions. The Company has a minimum net capital of $5,000.

2. Summary of Significant Accounting Policies

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty: accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition
FASB Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

The Company recognizes revenue under ASC 606. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Typically, a fee is billed when a specific event occurs, such as the closing of a transaction or the delivery of a document. Some contracts base revenue on a percentage of the funds gathered, a set fee, or a combination. Sometimes, a partial upfront payment, or retainer, is needed to start the services. Any fees collected before revenue recognition are treated as contract liabilities. If revenue is earned but not yet received, it is noted as accounts receivable in the financial statement. At times, contracts might include extra fees that depend on future events. Since these fees are influenced by external factors, they are only considered earned after the specified event takes place.

Concentrations

Over 60% of Company revenue was derived from two customers.

Cash

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. As of September 20, 2025, cash did not exceed federal insured limit.

Accounts Receivable and Allowances for Uncollectible Accounts

There were no accounts receivable as of September 30, 2025. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of September 30, 2025.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. There were no credit losses in the period.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. There is an amount due of $8,265.90 to the related party as of September 30, 2025.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. As such, it does not pay taxes. Members are taxed individually on their share of Company earnings for federal and for state income tax purposes.

3.   **Commitments and Contingencies**

The Company is not involved in any pending or threatened litigation, claims, or assessments that management believes would have a material adverse effect on the Company's financial position or results of operations. As of September 30, 2025, the Company had no outstanding commitments, guarantees, or contingent liabilities requiring disclosure under U.S. generally accepted accounting principles (U.S. GAAP).

See Report of Independent Registered Public Accounting Firm.

4. **Segment Reporting**

On September 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses.

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is Guy Phillips, Chief Executive Officer.

5. **Capital Requirements**

As a registered broker-dealer, NuOrion Capital, LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 1500%. At September 30, 2025, net capital of $232,368 exceeded the required net capital minimum of $5,000 by $227,368. Aggregated indebtedness to net capital was 7% for 2025.

6. **Subsequent Events**

There was a Partner Distribution of $160,000 in October 2025.